UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of JANUARY 2008
Commission File Number 333-08354
REUTERS GROUP PLC
(Translation of registrant’s name into English)
THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
REUTERS GROUP PLC
(Registrant)
Date February 1, 2008
By /s/ Nancy C Gardner
NANCY GARDNER, AUTHORISED SIGNATORY AND GENERAL COUNSEL, AMERICAS

3 January 2008
Reuters Group PLC (the “Company”) – Voting Rights and Capital
Update as required for December 2007
In conformity with the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006 (DTR) provision DTR 5.6, the Company would like to notify the Market that as of 31 December 2007, the Company’s capital consists of 1,401,838,175 ordinary shares of 25 pence each. The Company holds 135,860,000 ordinary shares in Treasury.
Therefore, the total number of voting rights in the Company is 1,265,978,175 ordinary shares.
The above figure (1,265,978,175) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.
Contact:
Elizabeth Maclean
Assistant Company Secretary
Reuters Group PLC
elizabeth.maclean@reuters.com
Tel. no. 020 7542 6706
Rule 2.10 Announcements during January 2008
Reuters Group PLC — Rule 2.10 Announcement
2 January 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 2 January 2008 it has 1,265,978,175 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’

of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel
Reuters Group PLC — Rule 2.10 Announcement
3 January 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 3 January 2008 it has 1,265,239,532 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel
Reuters Group PLC — Rule 2.10 Announcement
4 January 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 4 January 2008 it has 1,265,997,201ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel
Reuters Group PLC — Rule 2.10 Announcement
7 January 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 7 January 2008 it has 1,264,310,869 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel
Reuters Group PLC — Rule 2.10 Announcement
8 January 2008

Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 8 January 2008 it has 1,264,330,673 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel
Reuters Group PLC — Rule 2.10 Announcement
9 January 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 9 January 2008 it has 1,262,705,673 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.

The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel
Reuters Group PLC — Rule 2.10 Announcement
10 January 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 10 January 2008 it has 1,261,863,683 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel
Reuters Group PLC — Rule 2.10 Announcement
14 January 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 14 January 2008 it has 1,260,887,352 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel
Reuters Group PLC — Rule 2.10 Announcement
17 January 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 17 January 2008 it has 1,258,908,783 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’,

must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel
Reuters Group PLC — Rule 2.10 Announcement
18 January 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 18 January 2008 it has 1,257,915,740 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel
Reuters Group PLC — Rule 2.10 Announcement
21 January 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 21 January 2008 it has 1,255,619,575 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel

Reuters Group PLC — Rule 2.10 Announcement
22 January 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 22 January 2008 it has 1,253,624,360 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel
Reuters Group PLC — Rule 2.10 Announcement
23 January 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 23 January 2008 it has 1,253,631,568 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel
Reuters Group PLC — Rule 2.10 Announcement
25 January 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 25 January 2008 it has 1,252,984,700 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary

Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel
Reuters Group PLC — Rule 2.10 Announcement
28 January 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 28 January 2008 it has 1,250,984,700 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel
Reuters Group PLC — Rule 2.10 Announcement
29 January 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 29 January 2008 it has 1,251,004,261ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’

of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel
Reuters Group PLC — Rule 2.10 Announcement
30 January 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 30 January 2008 it has 1,249,004,261ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.
Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel
Reuters Group PLC — Rule 2.10 Announcement
31 January 2008
Reuters Group PLC
Disclosure in accordance with Rule 2.10 of the City Code
In accordance with Rule 2.10 of the City Code on Takeovers and Mergers, Reuters Group PLC confirms that on 31 January 2008 it has 1,248,025,915 ordinary shares of 25 pence each in issue excluding shares held in Treasury and 1 (one) Founders Share of £1.00.
The ISIN reference for these securities is GB0002369139.
Rosemary Martin
General Counsel & Company Secretary
Reuters Group PLC
Tel No: 020 7542 2218
Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the ‘Code’), if any person is, or becomes, ‘interested’ (directly or indirectly) in 1% or more of any class of ‘relevant securities’ of The Thomson Corporation (‘Thomson’) or of Reuters Group PLC (‘Reuters’), all ‘dealings’ in any ‘relevant securities’ of those companies (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional, lapses or is otherwise withdrawn or on which the ‘offer period’ otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an ‘interest’ in ‘relevant securities’ of Thomson or Reuters, they will be deemed to be a single person for the purpose of Rule 8.3.
Under the provisions of Rule 8.1 of the Code, all ‘dealings’ in ‘relevant securities’ of Thomson or Reuters by Thomson or Reuters, or by any of their respective ‘associates’, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.
A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel’s website at www.thetakeoverpanel.org.uk.
‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a ‘dealing’ under Rule 8, you should consult the Panel
Major Shareholder Notifications during January 2008
TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	☑

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

An event changing the breakdown of voting rights	☐

Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)

3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG Abbey Life Assurance Company Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	4 January 2008

6. Date on which issuer notified:	7 January 2008

7. Threshold(s) that is/are crossed or reached:	Direct 4%

8. Notified details:
A: Voting rights attached to shares

Situation previous
Class/type	to the Triggering
of shares	transaction		Resulting situation after the triggering transaction
if possible		Number	Number	Number of voting
using the ISIN	Number	of Voting	of shares	rights ix		% of voting rights
CODE	of Shares	Rights viii	Direct	Direct [x]	Indirect xi	Direct	Indirect
ORDGB0002369139	59,560,895	59,560,895	50,062,634	50,062,634		3.95

B: Financial Instruments
Resulting situation after the triggering transaction xii

Number of voting
rights that may be
		Exercise/	acquired if the
Type of financial	Expiration	Conversion	instrument is	% of voting
instrument	date xiii	Period/ Date xiv	exercised/ converted.	rights
Call Option	March 2008		1,531,863	0.12
Total (A+B)

Number of voting rights	% of voting rights
51,594,497	4.07%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC
2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	☑

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

An event changing the breakdown of voting rights	☐

Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)

3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG
Abbey Life Assurance Company Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	8 January 2008

6. Date on which issuer notified:	9 January 2008

7. Threshold(s) that is/are crossed or reached:	Aggregate Direct & Financial
Instruments 4%

8. Notified details:
A: Voting rights attached to shares

Situation previous
Class/type	to the Triggering
of shares	transaction		Resulting situation after the triggering transaction
if possible		Number	Number	Number of voting
using the ISIN	Number	of Voting	of shares	rights ix		% of voting rights
CODE	of Shares	Rights viii	Direct	Direct [x]	Indirect xi	Direct	Indirect
ORDGB0002369139	50,062,634	50,062,634	48,434,436	48,434,436		3.83
B: Financial Instruments
Resulting situation after the triggering transaction xii

Number of voting
rights that may be
		Exercise/	acquired if the
Type of financial	Expiration	Conversion	instrument is	% of voting
instrument	date xiii	Period/ Date xiv	exercised/ converted.	rights
Call Option	March 2008		1,531,863	0.12
Total (A+B)

Number of voting rights	% of voting rights
49,966,299	3.95%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC
2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights		☑

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		☐

An event changing the breakdown of voting rights		☐

Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)	x	☐

3. Full name of person(s) subject to the notification obligation:	ValueAct Capital Management, LLC

ValueAct Capital Management, L.P.

ValueAct Holdings GP, LLC

ValueAct Holdings L.P.

4. Full name of shareholder(s) (if different from 3.):	(i) ValueAct Capital Master Fund, L.P.
(ii) ValueAct Capital Master Fund III, L.P.

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	15 January 2008

6. Date on which issuer notified:	16 January 2008

7. Threshold(s) that is/are crossed or reached:	6%

8. Notified details:

A: Voting rights attached to shares

Situation previous
Class/type	to the Triggering
of shares	transaction		Resulting situation after the triggering transaction
if possible		Number		Number of voting
using the ISIN	Number	of Voting	Number	rights ix		% of voting rights
CODE	of Shares	Rights viii	of shares	Direct [x]	Indirect xi	Direct	Indirect
(i) Ordinary shares	75,376,112	75,376,112	81,376,112	81,376,112		6.4%
B: Financial Instruments
Resulting situation after the triggering transaction xii

Number of voting
rights that may be
		Exercise/	acquired if the
Type of financial	Expiration	Conversion	instrument is	% of voting
instrument	date xiii	Period/ Date xiv	exercised/converted.	rights

Total (A+B)

Number of voting rights	% of voting rights
81,376,112	6.4%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
The ordinary shares are held by ValueAct Capital Master Fund, L.P. (66,194,475 ordinary shares) and ValueAct Capital Master Fund III, L.P. (15,181,637 ordinary shares). VA Partners I, LLC is the general partner of ValueAct Capital Master Fund, L.P. VA Partners III, LLC is the general partner of ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, L.P. is the manager of ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. ValueAct Capital Management, LLC is the general partner of ValueAct Capital Management, L.P. ValueAct Holdings, L.P. is the sole owner of the limited partnership interests of ValueAct Capital Management, L.P. and the membership interests of ValueAct Capital Management, LLC, and is the majority owner of the membership interests of VA Partners I, LLC and VA Partners III, LLC. ValueAct Holdings GP, LLC is the General Partner of ValueAct Holdings, L.P.
On November 8, 2007 in connection with a corporate reorganization, Jeffrey W. Ubben ceased to exercise indirect control or direction over the common shares of Reuters Group plc and therefore ceased to have a notification obligation. In addition, in connection with the same reorganization, ValueAct Holdings GP, LLC and ValueAct Holdings, L.P. acquired the interests described in the preceding paragraph. ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. continued to be the direct holders of the common shares of Reuters Group plc.
Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC

2. Reason for the notification (yes/no)

An acquisition or disposal of voting rights	yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):)

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Limited
Credit Suisse International
Credit Suisse Securities (USA) LLC

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	14 January 2008

6. Date on which issuer notified:	16 January 2008

7. Threshold(s) that is/are crossed or reached:	9%

8. Notified details:
A: Voting rights attached to shares

	Situation previous to
	the Triggering
Class/type	transaction		Resulting situation after the triggering transaction
of shares		Number of		Number of voting
if possible using	Number of	Voting	Number	rightsix		% of voting rights
the ISIN CODE	Shares	Rights viii	of shares	Direct [x]	Indirect xi	Direct	Indirect
ORD -GB0002369139	100,859,567	100,859,567	121,276,261	121,276,261	n/a	9.58%	n/a

US76132M1027ADR	9,996	9,996	2,196	2,196	n/a	0.0001%
B: Financial Instruments
Resulting situation after the triggering transaction xii

Number of voting
rights that may be
		Exercise/	acquired if the
Type of financial	Expiration	Conversion	instrument is	% of voting
instrument	date xiii	Period/ Date xiv	exercised/ converted.	rights

Total (A+B)

Number of voting rights	% of voting rights
121,278,457	9.58%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
Credit Suisse Securities (Europe) Limited and Credit Suisse International and Credit Suisse (USA) LLC are part of the Investment Banking division of Credit Suisse (“CSIBD”), which is part of the Credit Suisse Group (“CSG”). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.
TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC

2. Reason for the notification (yes/no)

An acquisition or disposal of voting rights	yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):)

3. Full name of person(s) subject to the notification obligation:	Lehman Brothers International (Europe)

4. Full name of shareholder(s) (if different from 3.):	n/a

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	17 January 2008

6. Date on which issuer notified:	21 January 2008

7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details:	n/a

A: Voting rights attached to shares

Situation previous to
the Triggering
Class/type	transaction		Resulting situation after the triggering transaction
of shares		Number of		Number of voting
if possible using	Number of	Voting	Number	rights ix		% of voting rights
the ISIN CODE	Shares	Rights viii	of shares	Direct [x]	Indirect xi	Direct	Indirect
ORD -GB0002369139	38,381,688	38,381,688	Below 3%	Below 3%	n/a	Below 3%	n/a
B: Financial Instruments
Resulting situation after the triggering transaction xii

Number of voting
rights that may be
		Exercise/	acquired if the
Type of financial	Expiration	Conversion	instrument is	% of voting
instrument	date xiii	Period/ Date xiv	exercised/ converted.	rights
n/a
Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
n/a
Proxy Voting:

10. Name of the proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A
TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	☑

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	☐

An event changing the breakdown of voting rights	☐

Other (please specify): New Exemption DTR 5.1.3 (4) & DTR 5.1.5 (1)

3. Full name of person(s) subject to the notification obligation:	Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.):	Deutsche Bank AG
Abbey Life Assurance Company Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	22 January 2008

6. Date on which issuer notified:	23 January 2008

7. Threshold(s) that is/are crossed or reached:	3%

8. Notified details:
A: Voting rights attached to shares

Situation previous to
the Triggering
Class/type	transaction		Resulting situation after the triggering transaction
of shares		Number of	Number	Number of voting
if possible using	Number of	Voting	of shares	rights ix		% of voting rights
the ISIN CODE	Shares	Rights viii	Direct	Direct [x]	Indirect xi	Direct	Indirect
GB0002369139	48,434,436	48,434,436	Below 3%	Below 3%		Below 3%
B: Financial Instruments
Resulting situation after the triggering transaction xii

Number of voting
rights that may be
		Exercise/	acquired if the
Type of financial	Expiration	Conversion	instrument is	% of voting
instrument	date xiii	Period/ Date xiv	exercised/ converted.	rights

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	REUTERS GROUP PLC

2. Reason for the notification (yes/no)

An acquisition or disposal of voting rights	yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):)

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Limited

4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Limited
Credit Suisse International
Credit Suisse Securities (USA) LLC

5. Date of the transaction (and date on which the threshold is crossed or reached if different):	23 January 2008

6. Date on which issuer notified:	28 January 2008

7. Threshold(s) that is/are crossed or reached:	10%

8. Notified details:

A: Voting rights attached to shares

	Situation previous to
	the Triggering
Class/type	transaction		Resulting situation after the triggering transaction
of shares		Number of		Number of voting
if possible using	Number of	Voting	Number	rights ix		% of voting rights
the ISIN CODE	Shares	Rights viii	of shares	Direct [x]	Indirect xi	Direct	Indirect
ORD -GB0002369139	100,859,567	100,859,567	136,431,306	136,431,306	n/a	10.78%	n/a

US76132M1027ADR			5,796	5,796	n/a	0.0005%
B: Financial Instruments
Resulting situation after the triggering transaction xii

Number of voting
rights that may be
		Exercise/	acquired if the
Type of financial	Expiration	Conversion	instrument is	% of voting
instrument	date xiii	Period/ Date xiv	exercised/ converted.	rights

Total (A+B)

Number of voting rights	% of voting rights
136,431,306	10.78%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
Credit Suisse Securities (Europe) Limited and Credit Suisse International and Credit Suisse (USA) LLC are part of the Investment Banking division of Credit Suisse (“CSIBD”), which is part of the Credit Suisse Group (“CSG”). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.
Share buy-back announcements for January 2008
2 January 2008
Reuters Group plc announces that on 2 January 2008 it purchased for cancellation 1,000,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 636.6986 p per share.
Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,264,978,175.
4 January 2008
Reuters Group plc announces that on 4 January 2008 it purchased for cancellation 1,000,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 634.2735 p per share.
Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,264,997,201.

7 January 2008
Reuters Group plc announces that on 7 January 2008 it purchased for cancellation 850,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 622.2679 p per share.
Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,263,460,869.
8 January 2008
Reuters Group plc announces that on 8 January 2008 it purchased for cancellation 1,000,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 624.2632 p per share.
Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,263,330,673
9 January 2008
Reuters Group plc announces that on 9 January 2008 it purchased for cancellation 1,000,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 613.9248 p per share.
Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,261,705,673.
10 January 2008
Reuters Group plc announces that on 10 January 2008 it purchased for cancellation 1,000,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 608.8550 p per share.
Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,260,863,683.
Reuters Group PLC
11 January 2008
Reuters Group plc announces that on 11 January 2008 it purchased for cancellation 1,000,000 of its ordinary shares from Citigroup Global Markets U.K.
Equity Limited at a price of 606.875 pence per share.
Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,259,863,683
Reuters Group PLC
14 January 2008
Reuters Group plc announces that on 14 January 2008 it purchased for cancellation 1,300,000 of its ordinary shares from Citigroup Global Markets U.K.
Equity Limited at a price of 595.72 pence per share.
Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,258,587,352.
Reuters Group PLC
15 January 2008
Reuters Group plc announces that on 15 January 2008 it purchased for cancellation 1,000,000 of its ordinary shares from Citigroup Global Markets U.K.
Equity Limited at a price of 582.15 pence per share.
Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,257,599,377.
Reuters Group PLC
16 January 2008
Reuters Group plc announces that on 16 January 2008 it purchased for cancellation 2,000,000 of its ordinary shares from Citigroup Global Markets U.K.
Equity Limited at a price of 572.16 pence per share.

Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,255,595,325.
Reuters Group PLC
17 January 2008
Reuters Group plc announces that on 17 January 2008 it purchased for cancellation 700,000 of its ordinary shares from Citigroup Global Markets U.K.
Equity Limited at a price of 578.46 pence per share.
Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,258,908,783.
Reuters Group PLC
21 January 2008
Reuters Group plc announces that on 21 January 2008 it purchased for cancellation 2,000,000 of its ordinary shares from Citigroup Global Markets U.K.
Equity Limited at a price of 563.15 pence per share.
Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,255,619,575.
Reuters Group PLC
22 January 2008
Reuters Group plc announces that on 22 January 2008 it purchased for cancellation 1,000,000 of its ordinary shares from Citigroup Global Markets U.K.
Equity Limited at a price of 576.97 pence per share.
Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,253,624,360.
Reuters Group PLC
23 January 2008
Reuters Group plc announces that on 23 January 2008 it purchased for cancellation 1,000,000 of its ordinary shares from Citigroup Global Markets U.K.
Equity Limited at a price of 583.3 pence per share.
Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,253,631,568.
Reuters Group PLC
28 January 2008
Reuters Group plc announces that on 28 January 2008 it purchased for cancellation 500,000 of its ordinary shares from Citigroup Global Markets U.K.
Equity Limited at a price of 600.75 pence per share.
Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,250,984,700.
29 January 2008
Reuters Group plc announces that on 29 January 2008 it purchased for cancellation 1,000,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 607.3839 p per share.
Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,250,004,261.
30 January 2008
Reuters Group plc announces that on 30 January 2008 it purchased for cancellation 1,000,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 603.3362 p per share.

Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,248,004,261.
31 January 2008
Reuters Group plc announces that on 31 January 2008 it purchased for cancellation 1,000,000 of its ordinary shares from JP Morgan Cazenove Limited at a price of 595.3240p per share.
Following the above purchase the total number of ordinary shares in issue (excluding 135,860,000 shares held as treasury shares) is 1,247,025,915.
Monthly share capital update
31 January 2007
Reuters Group PLC (the “Company”) – Voting Rights and Capital
Update as required for January 2007
In conformity with the Transparency Obligations Directive (Disclosure and Transparency Rules) Instrument 2006 (DTR) provision DTR 5.6, the Company would like to notify the Market that as of 31 January 2007, the Company’s capital consists of 1,419,488,846 ordinary shares with voting rights. The Company holds 138,360,000 ordinary shares in Treasury.
Therefore, the total number of voting rights in the Company is 1,281,128,846.
The above figure (1,281,128,846) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA’s Disclosure and Transparency Rules.
Contact:
Elizabeth Maclean
Assistant Company Secretary
Reuters Group PLC
elizabeth.maclean@reuters.com
Tel. no. 020 7542 6706